

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2017

<u>Via Email</u>
Mr. Mark M. DeOrio
Senior Vice President and Chief Financial Officer
Duluth Holdings Inc.
170 Countryside Drive
P.O. Box 409
Belleville, Wisconsin 53508

> **Re:** **Duluth Holdings Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2016**
> **Filed April 8, 2016**
> **File No. 1-37641**

Dear Mr. DeOrio:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief
Office of Beverages, Apparel and Mining